

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Jordan Vogel
Co-Chief Executive Officer
Property Solutions Acquisition Corp. II
64 Madison Ave, Suite 1009
New York, NY 10065

> **Re: Property Solutions Acquisition Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 25, 2022, as revised on December 7, 2022**
> **File No. 001-40087**

Dear Jordan Vogel:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction